Exhibit 99.1

CureVac Partner GSK Announces Positive Phase 2 Data from Seasonal Influenza
mRNA Vaccine Program

•	Phase 2 data demonstrated positive immune responses to A and B strains, with acceptable safety and reactogenicity profile, meeting all pre-defined study endpoints
•	Vaccine candidate based on CureVac’s proprietary second-generation mRNA backbone
•	GSK confirmed data support advancing program to Phase 3; dosing of first Phase 3 participant is associated with a significant milestone payment for CureVac
•	In July 2024, GSK assumed full control for the development, manufacturing and commercialization of influenza vaccines through new licensing agreement

TÜBINGEN, Germany/BOSTON, USA – September 12, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that GSK has reported positive Phase 2 headline data from the seasonal influenza mRNA vaccine program. The program was fully licensed to GSK under the terms of a licensing agreement announced on July 3, 2024.

According to GSK, the data demonstrated positive immune responses against influenza A and B strains compared to the current standard of care, meeting all predefined success criteria in the tested age groups of older and younger adults. The interim data further suggests the tested vaccine candidate has an acceptable safety and reactogenicity profile. The vaccine candidate is based on CureVac’s second-generation mRNA backbone.

“The positive Phase 2 results once again highlight the immense potential of our second-generation mRNA backbone to develop best in class vaccines against influenza and other infectious diseases,” said Dr. Myriam Mendila, Chief Scientific Officer of CureVac. “We are strongly encouraged by a positive response against influenza A strains but particularly excited about adequate immune responses against influenza B. We look forward to seeing advanced data from the study and potential transition of the program to Phase 3, which would be associated with a significant milestone payment for CureVac.”

The Phase 2 study was initiated following interim data reported on April 4, 2024, from the Phase 2 part of the ongoing combined Phase 1/2 study in seasonal influenza. It assesses the reactogenicity, safety, and immunogenicity of different dose levels of a modified, multivalent vaccine candidate, encoding antigens matched to all three WHO-recommended flu strains. The study includes 250 healthy younger adults aged 18 to 64 and 250 healthy older adults aged 65 to 85. In each age group, different dose levels will be tested in comparison to an age-appropriate, licensed comparator vaccine.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

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For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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